SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Global 8 Environmental Technologies, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

37990M105

(CUSIP Number)

Lisa Demmons
Vincent & Rees
175 S. Main St., Suite 1500
Salt Lake City, UT 84111
(801) 303-5730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the Notes).

1.	Name of Reporting Person

Milverton Capital Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Columbia, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

6,716,000

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

6,716,000

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

6,716,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
7.1%

14.	Type of Reporting Person (See Instructions)
CO

1.	Name of Reporting Person

Rene Branconnier

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Columbia, Canada

Number of Shares Beneficially Owned by Eac Reporting Person With	7.	Sole Voting Power

0

	8.	Shared Voting Power

8,450,379(1)

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

8,450,379(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

8,450,379

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
8.9%

14.	Type of Reporting Person (See Instructions)
IN

(1) Includes (a) 6,716,060 shares of common stock owned by Milverton Capital Corporation, of which Mr. Branconnier is a controlling shareholder, (b) 674,884 shares of common stock owned by 529473 BC Ltd., of which Mr. Branconnier is a controlling shareholder, (c) 680,435 shares of common stock owned by Dynasty Farms Ltd., of which Mr. Branconnier’s wife is a controlling shareholder through Sanclair Holdings Ltd. and (d) 379,000 shares of common stock owned by Mr. Branconnier’s wife.

1.	Name of Reporting Person

Bernice Church

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Alberta, Canada

Number of Shares Beneficially Owned by Eac Reporting Person With	7.	Sole Voting Power

0

	8.	Shared Voting Power

354,541(1)

	9.	Sole Dispositive Power

0

	10.	Shared Dispositive Power

354,541(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

354,541

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
0.4%

14.	Type of Reporting Person (See Instructions)
IN

(1) Includes 354,541 shares owned jointly by Church and her husband, Dave Church.

1.	Name of Reporting Person

Donald Dyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

British Columbia, Canada
Number of Shares Beneficially Owned by Eac Reporting Person With	7.	Sole Voting Power

3,491,256(1)

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

3,491,256(1)

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

3,491,256

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
3.6%

14.	Type of Reporting Person (See Instructions)
IN

(1) Includes 726,000 shares of common stock held directly by Dyer and 2,765,256 Shares of Common Stock held by Pacific Ocean Resources, a company owned and controlled by Dyer.

1.	Name of Reporting Person

Fernando Londe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Brazil
Number of Shares Beneficially Owned by Eac Reporting Person With	7.	Sole Voting Power

300,000

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

300,000

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

300,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
0.3%

14.	Type of Reporting Person (See Instructions)
IN

1.	Name of Reporting Person

Shane Thibault

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Saskatchewan, Canada

Number of Shares Beneficially Owned by Eac Reporting Person With	7.	Sole Voting Power

1,109,436(1)

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

1,109,436(1)

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:

1,109,436

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
1.2%

14.	Type of Reporting Person (See Instructions)
IN

(1) Includes 1,109,436 shares held by AS&T Holdings, Inc., which is owned and controlled by Thibault.

Item 1. Security and Issuer.

This statement relates to the common stock, $.001 par value per share (the “Common Stock”), of the Issuer, whose principal executive offices are reported to be at 677 7th Ave. #410 San Diego, CA 92101.

Item 2. Identity and Background.

This Schedule 13D is being filed jointly by Milverton Capital Corporation (“Milverton”), Rene Branconnier (“Branconnier”), Bernice Church (“Church”), Donald Dyer (“Dyer”), Fernando Londe (“Londe”) and Shane Thibault (“Thibault”) and, together with Milverton, Branconnier, Church, Dyer and Londe, the “Reporting Persons.”)

Milverton is a corporation organized under the laws of British Columbia, Canada. Milverton, whose principal offices are located at 8412 Armstrong Road, Langley, BC V1M3P5, engages in the business of environmental waste consulting, business consulting and new product development consulting. Milverton has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  Milverton has not, during the last five years, been a party to any civil proceeding as a result of which it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Branconnier has an address of 8412 Armstrong Road, Langley, BC V1M3P5 and is the President of Milverton.  Milverton engages in the business of environmental waste consulting, business financing and new product development consulting. Branconnier has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Branconnier has not, during the last five years, been a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Branconnier is a citizen of British Columbia, Canada.

Church has an address of 6521 67 Street, Red Deer, Alberta, Canada T4P 1A3 and is a director, co-manager, secretary treasurer and co-owner of A1-Transmission Ltd.  A1-Transmission Ltd., engages in the business of specialty repairs taking care of transmission and drive line needs in the central Alberta, Canada area.  Church has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Church has not, during the last five years, been a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Church is a citizen of Alberta, Canada.

Dyer has an address of 4320 River Road, Richmond, BC and is the president of Pacific Ocean Resources.  Pacific Ocean Resources provides public and investor relations services to public and private companies. Dyer has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Dyer has not, during the last five years, been a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Dyer is a citizen of Richmond, BC.

Londe has an address of 2011 Courtside Ln, #101, Charlotte, NC 28270.  Londe is an independent networking designer and consultant. Londe has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Londe has not, during the last five years, been a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Londe is a citizen of Brazil.

Thibault has an address of Box 123, Saskatoon, SK, Canada S7K 3K1.  Thibault is an independent consultant in the areas of contracting and inspection services.  Thibault has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Thibault has not, during the last five years, been a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Thibault is a citizen of Saskatchewan, Canada.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares subject to this 13D were previously acquired more than 1 year ago in transactions not required to be reported except as reported by Milverton and Branconnier in a 13D filed on July 28, 2010, and such transactions are not material to this 13D.  Church, Dyer, Londe and Thibault are reporting under this Schedule 13D solely because they have accepted the nomination to run for the position of a director of the Issuer and are, therefore, considered solicitation participants under the proxy solicitation seeking the votes to elect them and members of a group for purposes of Rule 13-D (the “Proxy Solicitation”). No shares were acquired nor consideration paid for the purpose of effecting the transaction described below. All of the Reporting Persons disclaim beneficial ownership of shares beneficially owned by other Reporting Persons.

Item 4. Purpose of Transaction.

The purpose of the Proxy Solicitation is to force a shareholder vote for the election of the Issuer’s Directors that may result in a change of control of the Issuer.  The Reporting Persons are also seeking to amend the Issuer’s Bylaws to return the Bylaws to the form they were in prior to being amended by the individual purporting to be the Issuer’s sole director.  As of the date hereof, the Reporting Persons have immediate plans to vote their shares at the Issuer’s annual meeting in a manner that would result in a change in the present board of directors or management of the Issuer and the amendment of the Issuer’s Bylaws. Those plans are more fully disclosed in the form R14A filed by certain parties, including Milverton and Branconnier, with the SEC on April 22, 2011.

The Reporting Persons may, at any time and from time to time, subject to any applicable regulatory approvals and depending upon various factors, including without limitation the financial performance of the Issuer, the availability and price of shares of the Common Stock and other general and market conditions, (1) acquire or dispose of shares of Common Stock through open market transactions, (2) acquire or dispose of the Common Stock or other securities of the Issuer (together with the Common Stock,  “Issuer Securities”) through private transactions, (3) enter into and dispose of derivative transactions with one or more counterparties that are based on the value of Issuer Securities and engage in hedging transactions with respect to Issuer Securities, (4) make an offer to purchase up to all of the Issuer’s outstanding shares of Common Stock, through a negotiated transaction, a series of negotiated transactions or otherwise, (5) cause the Common Stock to be deregistered through a squeeze-out merger transaction or otherwise, (6) pursue a “going-private” transaction or (7) present proposals for consideration at annual or special meetings of the Issuer’s shareholders.  The Reporting Persons may change their intentions with respect to any and all of the matters referred to in this Item 4.

Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

Item 5. Interest in Securities of the Issuer.

(a)
Milverton is the beneficial owner of the 6,716,060 shares of Issuer’s common stock.  Based upon the most recent information obtained by Milverton through the Issuer’s transfer agent (the “Transfer Agent Report”), the Issuer had 94,464,063 Common Shares issued and outstanding.  Milverton holds a 7.1% stake in the Issuer on a fully-diluted basis. There is some indication, as reported in a C14A filed by third parties on June 14, 2010 (the “3rd Party Filing”), that an additional 14,500,000 shares of Issuer’s common stock have been issued, in which case there would be at least 108,964,063 shares issued and outstanding and Milverton would then hold a 6.1% stake in the Issuer on a fully-diluted basis.

Rene Branconnier is the beneficial owner of 8,450,379 shares of Issuer’s common stock.  Based upon the most recent information obtained from the Transfer Agent Report, the Issuer had 94,464,063 Common Shares issued and outstanding.  Branconnier holds a 8.9% stake in the Issuer on a fully-diluted basis. There is some indication, as reported in the 3rd Party Filing, that an additional 14,500,000 shares of Issuer’s common stock have been issued, in which case there would be at least 108,964,063 shares issued and outstanding and Branconnier would then hold a 7.8% stake in the Issuer on a fully-diluted basis.

Bernice Church is the beneficial owner of 354,500 shares of Issuer’s common stock.  Based upon the most recent information obtained from the Transfer Agent Report, the Issuer had 94,464,063 Common Shares issued and outstanding.  Church holds a 0.375% stake in the Issuer on a fully-diluted basis. There is some indication, as reported in the 3rd Party Filing, that an additional 14,500,000 shares of Issuer’s common stock have been issued, in which case there would be at least 108,964,063 shares issued and outstanding and Church would then hold a 0.325% stake in the Issuer on a fully-diluted basis.

Donald Dyer is the beneficial owner of 3,491,265 shares of Issuer’s common stock.  Based upon the most recent information obtained from the Transfer Agent Report, the Issuer had 94,464,063 Common Shares issued and outstanding.  Dyer holds a 3.7% stake in the Issuer on a fully-diluted basis. There is some indication, as reported in the 3rd Party Filing, that an additional 14,500,000 shares of Issuer’s common stock have been issued, in which case there would be at least 108,964,063 shares issued and outstanding and Dyer would then hold a 3.2% stake in the Issuer on a fully-diluted basis.

Fernando Londe is the beneficial owner of 300,000 shares of Issuer’s common stock.  Based upon the most recent information obtained from the Transfer Agent Report, the Issuer had 94,464,063 Common Shares issued and outstanding.  Londe holds a 0.32% stake in the Issuer on a fully-diluted basis. There is some indication, as reported in the 3rd Party Filing, that an additional 14,500,000 shares of Issuer’s common stock have been issued, in which case there would be at least 108,964,063 shares issued and outstanding and Londe would then hold a 0.275% stake in the Issuer on a fully-diluted basis.

Shane Thibault is the beneficial owner of 1,109,436 shares of Issuer’s common stock.  Based upon the most recent information obtained from the Transfer Agent Report, the Issuer had 94,464,063 Common Shares issued and outstanding.  Thibault holds a 1.2% stake in the Issuer on a fully-diluted basis. There is some indication, as reported in the 3rd Party Filing, that an additional 14,500,000 shares of Issuer’s common stock have been issued, in which case there would be at least 108,964,063 shares issued and outstanding and Thibault would then hold a 1% stake in the Issuer on a fully-diluted basis.

(b)
Milverton is the legal, record owner of, and has sole voting and dispositive power with respect to 6,717,060 shares of Common Stock and accordingly is deemed to be the beneficial owner of 6,717,060 shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934 (as amended, the “1934 Act”). Except for such deemed beneficial ownership, Milverton does not own any Common Stock or other equity securities of the Issuer.  Milverton disclaims beneficial ownership of the other shares of Common Stock reported hereunder.

Branconnier is the controlling shareholder of Milverton and 529473 BC Ltd. In that capacity, Branconnier has shared voting and dispositive power with respect to 7,390,944 shares of Common Stock. Branconnier’s wife is the (i) beneficial owner of 680,435 shares of Issuer’s Common Stock owned by Dynasty Farms Ltd., of which she is a controlling shareholder through Sanclair Holdings Ltd, and (ii) direct owner of 379,000 shares of common stock.  Due to Branconnier’s marital relationship with Mrs. Branconnier, Branconnier may be deemed to have shared voting and dispositive power with respect to an additional 1,059,435 shares of Issuer’s common stock.  Accordingly, Branconnier is deemed to be the beneficial owner of 8,450,379 shares of Common Stock for purposes of Section 13(d) of the 1934 Act. Except for such deemed beneficial ownership, Branconnier does not own any Common Stock or other equity securities of the Issuer.  Branconnier disclaims beneficial ownership of the other shares of Common Stock reported hereunder, except to the extent of his beneficial ownership of Milverton and 529473 BC Ltd.

Bernice Church is the beneficial owner and has shared voting dispositive power of 354,500 shares of Issuer’s Common Stock owned by Church and her husband, David Church.  Church is deemed to be the beneficial owner of 354,500 shares of Common Stock for purposes of Section 13(d) of the 1934 Act.  Except for such deemed beneficial ownership, Church does not own any Common Stock or other equity securities of the Issuer.  Church disclaims beneficial ownership of the other shares of Common Stock reported hereunder.

Don Dyer has sole voting and dispositive power with respect to 3,491,256 shares of Issuer’s Common Stock, 726,000 shares of which are held directly by Dyer and 2,765,256 shares held by Pacific Ocean Resources, a company owned and controlled by Dyer. Dyer is deemed to be the beneficial owner of 3,491,256 shares of Common Stock for purposes of Section 13(d) of the 1934 Act.  Except for such deemed beneficial ownership, Dyer does not own any Common Stock or other equity securities of the Issuer.  Mr. Church disclaims beneficial ownership of the other shares of Common Stock reported hereunder.

Fernando Londe has sole voting and dispositive power with respect to 300,000 shares of Common Stock held directly by Londe.  Londe is deemed to be the beneficial owner of 300,000 shares of Common Stock for purposes of Section 13(d) of the 1934 Act.  Except for such deemed beneficial ownership, Londe does not own any Common Stock or other equity securities of the Issuer.  Londe disclaims beneficial ownership of the other shares of Common Stock reported hereunder.

Shane Thibault has sole voting and dispositive power with respect to 1,109,436 shares of Issuer’s Common Stock, all of which shares are held by AS&T Holdings, Inc., a company owned and controlled by Thibault. Thibault is deemed to be the beneficial owner of 1,109,436 shares of Common Stock for purposes of Section 13(d) of the 1934 Act.  Except for such deemed beneficial ownership, Thibault does not own any Common Stock or other equity securities of the Issuer.  Thibault disclaims beneficial ownership of the other shares of Common Stock reported hereunder.

(c)	None of the Reporting Persons has effected any transaction in or with respect to the Issuer’s Common Stock within the last 60 days.

(d)	Not Applicable

(e)	Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein with respect to (i) Branconnier’s ownership and participation in the management of Milverton and 529473 BC Ltd., (ii) Dyer’s ownership and participating in the management of Pacific Ocean Resources, and (iii) Thibault’s ownership and participation in the management of AS&T Holdings, Inc., none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement Between the Reporting Persons.

[SIGNATURE PAGE FOLLOWS]

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 25, 2011

MILVERTON CAPITAL CORPORATION

By:	/s/ Rene Branconnier_
Name:	Rene Branconnier
Title:	President

/s/ Rene Branconnier
Name:	Rene Branconnier

/s/ Bernice Church
Name:	Bernice Church

/s/ Donald Dyer
Name:	Donald Dyer

/s/ Fernando Londe
Name:	Fernando Londe

/s/ Shane Thibault
Name:	Shane Thibault

FILING AGREEMENT BETWEEN
MILVERTON CAPITAL CORPORATION AND RENE BRANCONNIER

The undersigned hereby agree that the Schedule 13D with respect to the Common Stock, $0.001 par value, of Global 8 Environmental Technologies, Inc., dated of even date herewith is and shall be filed on behalf of each of us pursuant to and inaccordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated: May 25, 2011

By:	/s/ Rene Branconnier
Rene Branconnier

MILVERTON CAPITAL CORPORATION

By:	/s/ Rene Branconnier
Name:	Rene Branconnier
Title:	President

/s/ Bernice Church
Name:	Bernice Church

/s/ Donald Dyer
Name:	Donald Dyer

/s/ Fernando Londe
Name:	Fernando Londe

/s/ Shane Thibault
Name:	Shane Thibault